Exhibit 12

                           CARNIVAL CORPORATION & PLC
                       Ratio of Earnings to Fixed Charges
                          (In millions, except ratios)

                                              Years Ended November 30,
                                ----------------------------------------------------
                                 2004        2003        2002       2001       2000
                                 ----        ----        ----       ----       ----
Net income                      $1,854      $1,194      $1,016     $  926     $  965
Income tax expense (benefit),
  net                               47          29         (57)       (12)         1
                                ------      ------      ------     ------      -----
Income before income taxes       1,901       1,223         959        914        966

Adjustment to earnings:
  Loss (income) from
    affiliated operations
    and dividends received           3           1           2         57        (21)
                                ------       -----      ------     ------     ------

Earnings as adjusted             1,904       1,224         961        971        945
                                ------       -----      ------     ------     ------

Fixed charges
  Interest expense, net            284         195         111        121         41
  Interest portion of
    rent expense (a)                17          16           5          4          4
  Capitalized interest              26          49          39         29         41
                                ------       -----       -----      -----       ----

Total fixed charges                327         260         155        154         86
                                ------       -----       -----      -----      -----

Fixed charges not affecting
  earnings:
    Capitalized interest           (26)        (49)        (39)       (29)       (41)
                                ------       -----      ------     ------      -----
Earnings before fixed
  charges                       $2,205      $1,435      $1,077     $1,096      $ 990
                                ======      ======      ======     ======      =====

Ratio of earnings to
  fixed charges                    6.7x        5.5x        6.9x       7.1x      11.5x
                                   ===         ===         ===        ===       ====

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.


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